Mail Stop 3561

March 9, 2009

Mr. J. David Brow, CEO
Neema, Inc.
421 9th Street
Manhatten Beach, CA 90266

   Re: **Neema, Inc.**
      Form 10-KSB for Fiscal Year Ended April 30, 2008
      File No. 000-52874

Dear Mr. Brow:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

       Sincerely,

       Tia Jenkins
       Senior Assistant Chief Accountant
       Office of Beverages, Apparel and
       Health Care Services